Exhibit 1

Media release

21 September 2004

Westpac staff receive four per cent pay increase

Westpac Banking Corporation today announced that it will pay eligible staff a pay increase of 4 per cent effective 1 October 2004.

The salary increase is being paid prior to settlement of the new Enterprise Development Agreement to ensure that it is not held up while Westpac negotiates a new EDA with the Finance Sector Union.

Westpac has extensively consulted its staff on a range of workplace issues including purchase of extra leave and use of sick leave.

Negotiations with the FSU over the new EDA have been underway since July.

Ends.

For Further Information

Name:	David Lording
Westpac Banking Corporation, Media Relations
Ph:	02 9226 3510
Mb:	0419 683 411